Term sheet To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 65-I dated January 30, 2007	Term Sheet No. 1 to Product Supplement No. 65-I Registration Statement No. 333-130051 Dated January 30, 2006; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Outperformance Buffered Return Enhanced Notes Linked to the Performance of the S&P 500® Index Compared to the Performance of the Russell 2000® Index due February 10, 2009

General

  The notes are designed for investors who seek a return of twice the difference between the appreciation of the S&P 500® Index and the Russell 2000® Index, up to a maximum total return on the notes at maturity of 42.00%*. Investors should be willing to forgo interest and dividend payments and, if the S&P 500® Index Return is less than the Russell 2000® Index Return by more than 10%, be willing to lose up to 90% of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing February 10, 2009†.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes are expected to price on or about February 6, 2007 and are expected to settle on or about February 12, 2007.

Key Terms

Underlying Indices:	The Russell 2000® Index and the S&P 500® Index (each an “Index” and, together, the “Indices”).
Upside Leverage Factor:	2
Payment at Maturity:

If the S&P 500® Index Return is greater than the Russell 2000® Index Return, you will receive a cash payment per $1,000 principal amount note that provides you with a return on your investment equal to the Outperformance Index Return multiplied by two, subject to a Maximum Total Return on the notes of 42%*. For example, if the Outperformance Index Return is more than 21%, you will receive the Maximum total Return on the notes of 42%*, which entitles you to a maximum payment at maturity of $1,420 for every $1,000 principal amount note that you hold. Accordingly, if the Outperformance Index Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + [$1,000 x (Outperformance Index Return x 2)]

* The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 42%.

Your principal is protected against a negative Outperformance Index Return of up to 10%. If the S&P 500® Index Return is less than the Russell 2000® Index Return by an amount equal to or less than 10%, you will receive the principal amount of your notes at maturity.

If the S&P 500® Index Return is less than the Russell 2000® Index Return by more than 10%, for every 1% beyond 10% that the S&P 500® Index Return is less than the Russell 2000® Index Return, you will lose an amount equal to 1% of the principal amount of your notes, up to a total potential loss of 90% of your principal. Under these circumstances, your final payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Outperformance Index Return + 10%)],

provided that the Outperformance Index Return shall not be less than -100%.

If the S&P 500® Index Return is less than the Russell 2000® Index Return by more than 10%, you could lose up to $900 per $1,000 principal amount note.
Buffer Amount:	10%, which results in a minimum payment of $100 per $1,000 principal amount note.
Index Return:	For each Index: Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	For each Index, the Index closing level on the pricing date.
Ending Index Level:	For each Index, the Index closing level on the Observation Date.
Outperformance Index Return:	S&P 500® Index Return – Russell 2000® Index Return; provided that the Outperformance Index Return shall not be less than -100%.
Observation Date†:	February 5, 2009
Maturity Date†:	February 10, 2009
CUSIP:	48123JPP8
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 65-I.

Investing in the Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 65-I and “Selected Risk Considerations” beginning on page TS-1 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 65-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)

If the notes priced today, J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $14.00 per $1,000 principal amount note and would use a portion of that commission to allow concessions to other dealers of approximately $1.00 per $1,000 principal amount note. The actual commission received by JPMSI may be more or less than $14.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI exceed $15.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-29 of the accompanying product supplement no. 65-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

January 30, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 65-I dated January 30, 2007. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 65-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Product supplement no. 65-I dated January 30, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207000275/e26161_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Outperformance Index Return by two, up to the Maximum Total Return on the notes of 42.00% or $1,420 for every $1,000 principal amount note. The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 42.00%. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of your notes is protected against a negative Outperformance Index Return of up to 10%. If the S&P 500® Index Return is less than the Russell 2000® Index Return by more than 10%, for every 1% beyond 10% that the S&P 500® Index Return is less than the Russell 2000® Index Return, you will lose an amount equal to 1% of the principal amount of your notes, provided that the Outperformance Index Return shall not be less than -100%. Accordingly, at maturity you will receive a payment equal to at least $100 for each $1,000 principal amount note.
  DIVERSIFICATION OF THE S&P 500® INDEX AND THE RUSSELL 2000® INDEX — The return on the notes is linked to the performance of the S&P 500® Index relative to the performance of the Russell 2000® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the S&P 500® Index, see the information set forth under “The S&P 500® Index” in the accompanying product supplement no. 65-I. The Russell 2000® Index consists of the smallest 2,000 companies included in the Russell 3000® Index, and represents approximately 8% of the total market capitalization of the companies composing the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. See “The Russell 2000® Index” in the accompanying product supplement no. 65-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 65-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Indices or any of the component stocks of the Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 65-I dated January 30, 2007.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal in excess of $100 per $1,000 principal amount note. The return on the notes at maturity is primarily linked to the difference between the performance of the S&P 500® Index and the Russell 2000® Index and will depend on whether, and the extent to which, the Outperformance Index Return is positive or negative. Your investment will be exposed to any negative Outperformance Index Return beyond the 10% buffer, provided that the Outperformance Index Return shall not be less than -100%. Accordingly, you could lose up to $900 for each $1,000 principal amount note that you invest in.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Outperformance Index Return is positive, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the S&P 500® Index relative to the Russell 2000® Index, which may be significant. We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 42.00%.
  CHANGES IN THE S&P 500® INDEX MAY BE OFFSET OR ENTIRELY NEGATED BY CHANGES IN THE RUSSELL 2000® INDEX — The notes are linked to the performance of the S&P 500® Index minus the performance of the Russell 2000® Index and thus are affected by the relative, not absolute, performance of the S&P 500® Index. As a result, changes in the

JPMorgan Structured Investments — Outperformance Buffered Return Enhanced Notes Linked to the S&P 500® Index Compared to the Russell 2000® Index	TS-1
  S&P 500® Index Return may be offset, in whole or in part, by corresponding changes in the Russell 2000® Index Return. If the S&P 500® Index Return strongly correlates with the Russell 2000® Index Return, your return on the notes will be limited. Conversely, if the S&P 500® Index Return does not correlate with the Russell 2000® Index Return, your investment will be exposed to any appreciation or depreciation of the S&P 500® Index relative to the Russell 2000® Index. Your notes may be subject to a loss even if the S&P 500® Index appreciates during the term of the notes. In addition, the notes do not represent an investment in a basket of indices.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the S&P 500® Index or the Russell 2000® Index would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are one of the companies that make up the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500® Index and the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the relative performance of the S&P 500® Index as compared to the Russell 2000® Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Indices;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Indices;
    interest and yield rates in the market generally as well as in the markets of the securities composing the Indices;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Indices?

The following table and graph illustrate the hypothetical total return at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level for the S&P 500® Index of 1,400 and an Initial Index Level for the Russell 2000® Index of 775, as well as a Maximum Total Return on the notes of 42%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

S&P 500® Ending Index Level	Russell 2000® Ending Index Level	S&P 500® Index Return	Russell 2000® Index Return	Outperformance Index Return	Total Return	Payment at maturity

2800	1085	100.00%	40.00%	60.00%	42.00%	$1,420

2170	1008	55.00%	30.00%	25.00%	42.00%	$1,420

2240	1163	60.00%	50.00%	10.00%	20.00%	$1,200

1890	930	35.00%	20.00%	15.00%	30.00%	$1,300

1820	1085	30.00%	40.00%	-10.00%	0.00%	$1,000

1680	1085	20.00%	40.00%	-20.00%	-10.00%	$900

1400	775	0.00%	0.00%	0.00%	0.00%	$1,000

1400	698	0.00%	-10.00%	-10.00%	0.00%	$1,000

1120	930	-20.00%	20.00%	-40.00%	-30.00%	$700

840	310	-40.00%	-60.00%	20.00%	40.00%	$1,400

560	543	-60.00%	-30.00%	-30.00%	-20.00%	$800

420	1008	-70.00%	30.00%	-100.00%	-90.00%	$100

280	930	-80.00%	30.00%	-100.00%*	-90.00%	$100

* The Outperformance Index Return cannot be less than -100.00%.

JPMorgan Structured Investments — Outperformance Buffered Return Enhanced Notes Linked to the S&P 500® Index Compared to the Russell 2000® Index	TS-2

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table and graph above are calculated.

Example 1: The level of the S&P 500® Index increases from the Initial Index Level of 1400 to an Ending Index Level of 1890 and the level of the Russell 2000® Index increases from the Initial Index Level of 775 to an Ending Index Level of 930. Because the S&P 500® Index Return of 35% is greater than the Russell 2000® Index Return of 20%, and the Outperformance Index Return of 15% multiplied by 2 does not exceed the hypothetical Maximum Return of 42%, the investor receives a payment at maturity of $1,300 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (15% x 2)] = $1,300

Example 2: The level of the S&P 500® Index increases from the Initial Index Level of 1400 to an Ending Index Level of 2170 and the level of the Russell 2000® Index increases from the Initial Index Level of 775 to an Ending Index Level of 1008. Because the S&P 500® Index Return of 55% is greater than the Russell 2000® Index Return of 30% and the Outperformance Index Return of 25% multiplied by 2 exceeds the hypothetical Maximum Total Return of 42.00%, the investor receives a payment at maturity of $1,420 per $1,000 principal amount note, the maximum payment on the notes.

Example 3: The level of the S&P 500® Index increases from the Initial Index Level of 1400 to an Ending Index Level of 1820 and the Russell 2000® Index increases from the Initial Index Level of 775 to an Ending Index Level of 1085. Because the Outperformance Index Return is negative and the S&P 500® Index Return of 30% is less than the Russell 2000® Index Return of 40% by not more than the buffer amount of 10%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 4: The level of the S&P 500® Index decreases from the Initial Index Level of 1400 to an Ending Index Level of 560 and the Russell 2000® Index decreases from the Initial Index Level of 775 to an Ending Index Level of 543. Because the S&P 500® Index Return of -60% is less than the Russell 2000® Index Return of -30% by more than the buffer amount of 10%, the investor receives a payment at maturity of $800 per $1,000 principal amount note calculated as follows:

$1,000 + [$1,000 x (-30% + 10%)] = $800

Example 5: The level of the S&P 500® Index decreases from the Initial Index Level of 1400 to an Ending Index Level of 280 and the Russell 2000® Index increases from the Initial Index Level of 775 to an Ending Index Level of 930. Because the S&P 500® Index Return of -80.00% is less than the Russell 2000® Index Return of 20.00% by more than the buffer amount of 10%, and the Outperformance Index Return may not be less than -100%, the investor receives a payment at maturity of $100 per $1,000 principal amount note, which reflects the principal protection provided by the 10% Buffer Amount, calculated as follows:

$1,000 + [$1,000 x (-100% + 10%)] = $100

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index and the Russell 2000® Index based on the weekly closing levels for the Indices from January 4, 2002 through January 26, 2007. The Index closing level for the S&P 500® Index on January 29, 2007 was 1420.62. The Index closing level for the Russell 2000® Index on January 29, 2007 was 793.10. We obtained the closing levels for the Indices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Indices should not be taken as an indication of future performance, and no assurance can be given as to the Index closing levels for the Indices on the Observation Date. We cannot give you assurance that the performance of the Indices will result in the return of any of your initial investment in excess of $100 per $1,000 principal amount note.

Supplemental Underwriting Information

We expect that delivery of the notes will be made against payment for the notes on or about the settlement date set forth on the front cover of this term sheet, which will be the fourth business day following the expected pricing date of the notes (this settlement cycle being referred to as T+4). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the pricing date or the succeeding business day will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

JPMorgan Structured Investments — Outperformance Buffered Return Enhanced Notes Linked to the S&P 500® Index Compared to the Russell 2000® Index	TS-3